Schedule 13D	Page 1 of 8

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

OPTIONSXPRESS HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

684010101

(CUSIP Number)

The Charles Schwab Corporation

211 Main Street

San Francisco, CA 94105

Attention: Joseph R. Martinetto, Executive Vice President and Chief Financial Officer

(415) 667-7000

Copy to:

Lee Meyerson

Elizabeth A. Cooper

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

212-455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Schedule 13D	Page 2 of 8

CUSIP No. 684010101

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. The Charles Schwab Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable (see Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,165,726*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,165,726*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9%
14.	TYPE OF REPORTING PERSON HC, CO

*	Beneficial ownership of 13,165,726 shares of Issuer’s Common Stock referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the Issuer’s Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

Schedule 13D	Page 3 of 8

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of optionsXpress Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 311 W. Monroe St., Suite 1000, Chicago, Illinois 60606.

Item 2.	Identity and Background

This statement is being filed by The Charles Schwab Corporation, a Delaware corporation (the “Reporting Person”). The address of the principal office of the Reporting Person is 211 Main Street, San Francisco, California 94105. Information as to each of the executive officers and directors of the Reporting Person is set forth on Schedule I hereto.

The Reporting Person is a leading provider of financial services, including securities brokerage, banking and asset management.

During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the other persons identified in Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, G-Bar Limited Partnership and JG 2002 Delta Trust (each, a “Stockholder”, and collectively, the “Stockholders”), who are the record and beneficial owners of an aggregate of 13,165,726 shares of Common Stock (the “Subject Shares”), have entered into the Voting Agreement (as defined in Item 4) with the Reporting Person and the Issuer. Any beneficial ownership of the Reporting Person in the Subject Shares that may be deemed to arise from the Voting Agreement is not expected to require the expenditure of any funds.

The Stockholders entered into the Voting Agreement to induce the Reporting Person to enter into the Merger Agreement described in Item 4.

Item 4.	Purpose of Transaction

Merger Agreement

On March 18, 2011, the Issuer, the Reporting Person and Neon Acquisition Corp., a wholly owned subsidiary of the Reporting Person (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Subject to the terms and conditions of the Merger Agreement, which has been approved by the boards of directors of all parties, Merger Sub will be merged with and into the Issuer (the “Merger”). Upon effectiveness of the Merger, each outstanding share of Common Stock, other than shares owned by the Reporting Person or

Schedule 13D	Page 4 of 8

the Issuer, will be converted into the right to receive 1.02 shares of the Reporting Person’s common stock.

Consummation of the Merger is subject to certain conditions, including, among others, the approval of the Merger Agreement by the Issuer’s stockholders and the receipt of required regulatory and antitrust approvals.

Voting Agreement

As a condition and inducement to the Reporting Person entering into the Merger Agreement, the Stockholders entered into a Voting Agreement, dated as of March 18, 2011, with the Reporting Person and the Issuer (the “Voting Agreement”) with respect to (i) 13,165,726 shares of Common Stock beneficially owned by the Stockholders as of the date of the Voting Agreement and (ii) any shares of Common Stock or other voting securities of the Issuer and any securities convertible into or exercisable or exchangeable for shares of Common Stock or other voting securities of the Issuer, in each case that a Stockholder acquires beneficial ownership of after the date of the Voting Agreement (collectively, the “Covered Shares”).

Subject to the terms and conditions of the Voting Agreement, each Stockholder has agreed that, prior to the termination of the Voting Agreement, it shall at any meeting of the stockholders of the Issuer, however called, (a) appear at such meeting or otherwise cause such Stockholder’s Covered Shares to be counted as present thereat for the purpose of establishing a quorum, and (b) vote, or cause to be voted at such meeting, all of such Stockholder’s Covered Shares (I) in favor of the adoption of the Merger Agreement and any proposed postponements or adjournments of any annual or special meetings of the stockholders of the Issuer at which the adoption of the Merger Agreement or any of the matters described in (II) and (III) below are to be considered, (II) against any action or agreement that is in opposition to the Merger or that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement, or of such Stockholder contained in the Voting Agreement, and (III) against any Acquisition Proposal (as defined below) and against any other agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone, frustrate the purposes of or adversely affect the Merger or the other transactions contemplated by the Merger Agreement or the Voting Agreement or the performance by the Issuer of its obligations under the Merger Agreement or by such Stockholder of its obligations under the Voting Agreement, including: (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Issuer or its subsidiaries (other than the Merger); (B) a sale, lease or transfer of a material amount of assets of the Issuer or any of its subsidiaries or any reorganization, recapitalization or liquidation of the Issuer or any of its subsidiaries; or (C) any change in the present capitalization or dividend policy of the Issuer, except if approved by the Reporting Person. The obligations of such Stockholder specified in the sentence above apply whether or not the Merger or any action described above is recommended by the board of directors of the Issuer or any committee thereof.

In addition, each Stockholder irrevocably granted designated officers of the Reporting Person its irrevocable proxy to vote such Stockholder’s Covered Shares as indicated above.

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Each Stockholder also agreed during the term of the Voting Agreement not to: (i) enter into any voting agreement or voting trust with respect to such Stockholder’s Covered Shares; (ii) grant a proxy, consent or power of attorney with respect to such Stockholder’s Covered Shares; (iii) knowingly take any action that would make any representation or warranty of such Stockholder contained in the Voting Agreement untrue or incorrect or have the effect of preventing, impeding or delaying such Stockholder from performing any of its obligations under the Voting Agreement; (iv) sell, transfer, assign, pledge or similarly dispose of any of such Stockholder’s Covered Shares, beneficial ownership or record ownership thereof or any other interest therein (except for transfers to any affiliate of such Stockholder that agrees to be bound by the Voting Agreement); (v) enter into any agreement, arrangement or understanding with any person, or take any other action, that violates or conflicts with or could reasonably be expected to violate or conflict with, or result in or give rise to a violation of or conflict with, such Stockholder’s representations, warranties, covenants and obligations under the Voting Agreement; or (vi) take any action that could restrict or otherwise affect such Stockholder’s legal power, authority and right to comply with and perform its covenants and obligations under the Voting Agreement.

Each Stockholder also agreed not to, and not to permit any of its subsidiaries, affiliates or representatives to, (i) initiate, solicit, encourage or knowingly facilitate (including by way of providing information) the submission of any inquiries, proposals or offers (whether firm or hypothetical) or any other efforts or attempts that constitute or may reasonably be expected to lead to, any Acquisition Proposal, (ii) have any discussions with or provide any confidential information or data to any person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, (iii) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal, (iv) approve or recommend, or publicly propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, memorandum of understanding, merger agreement, asset or share purchase or share exchange agreement, option agreement or other similar agreement related to any Acquisition Proposal, (v) enter into any agreement or agreement in principle requiring, directly or indirectly, the Issuer to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement or breach its obligations thereunder, (vi) make or participate in, directly or indirectly, a “solicitation” of “proxies” (as such terms are used in the rules of the U.S. Securities and Exchange Commission) or powers of attorney or similar rights to vote, or seek to advise or influence any person with respect to the voting of, any shares of Common Stock in connection with any vote or other action on any matter, other than to recommend that stockholders of the Issuer vote in favor of the adoption of the Merger Agreement and as otherwise expressly provided in the Voting Agreement, or (vii) publicly propose or agree to do any of the foregoing.

“Acquisition Proposal” means any inquiry, proposal or offer from any person (other than the Reporting Person or any of its subsidiaries) relating to any direct or indirect (i) acquisition, purchase or sale of a business or assets that constitute 20% or more of the consolidated business, revenues, net income or assets (including stock of the Issuer’s subsidiaries) of the Issuer and its subsidiaries, (ii) merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Issuer or any of its subsidiaries, or (iii) purchase or sale of, or tender or exchange offer (including a self-tender offer) for, securities of the Issuer or any of its subsidiaries that, if consummated, would result in

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any person (or the stockholders of such person) beneficially owning securities representing 20% or more of the equity or total voting power of the Issuer, any of its subsidiaries or the surviving parent entity in such transaction.

The Voting Agreement will terminate upon the earlier to occur of (i) the consummation of the Merger and (ii) the date of termination of the Merger Agreement in accordance with its terms.

The foregoing summaries of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as Exhibits 1 and 2, respectively.

Other than as described above, the Reporting Person does not currently have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Person reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

The information set forth in Items 2, 3 and 4 is hereby incorporated herein by reference.

(a) and (b) Immediately prior to the execution of the Voting Agreement, the Reporting Person did not beneficially own any shares of Common Stock. However, upon execution of the Voting Agreement as of March 18, 2011, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Person may be deemed to have shared voting power with respect to (and therefore beneficially own) 13,165,726 shares of Common Stock, representing approximately 22.9% of the Common Stock outstanding as of March 16, 2011. Accordingly, the percentage of the outstanding Common Stock that may be deemed to be beneficially owned by the Reporting Person is approximately 22.9%.

The foregoing does not include an aggregate of 117,206 shares of Common Stock that as of March 23, 2011 were held by registered investment companies for which a subsidiary of the Reporting Person acts as investment advisor and has sole dispositive power and sole voting power. From time to time, such registered investment companies acquire and dispose of shares of Common Stock in the ordinary course of their business.

Except as set forth above, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of the individuals named in Schedule I hereto, has power to vote or to direct the vote or to dispose or direct the disposition of any shares of Common Stock.

The Reporting Person disclaims beneficial ownership of any Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Schedule 13D	Page 7 of 8

(c) Except as set forth in this Item 5, to the best knowledge of the Reporting Person, neither the Reporting Person nor any person listed in Schedule I hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Common Stock.

(d) Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Person, neither the Reporting Person nor any person listed in Schedule I hereof has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and the individuals named in Schedule I and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

1.	Agreement and Plan of Merger, dated as of March 18, 2011, by and among The Charles Schwab Corporation, Neon Acquisition Corp. and optionsXpress Holdings, Inc. (incorporated by reference to Exhibit 2.1 to The Charles Schwab Corporation’s Current Report on Form 8-K dated March 21, 2011, and hereby incorporated herein by reference)

2.	Voting Agreement, dated as of March 18, 2011, by and among The Charles Schwab Corporation, G-Bar Limited Partnership, JG 2002 Delta Trust and optionsXpress Holdings, Inc. (incorporated by reference to Exhibit 10.1 to The Charles Schwab Corporation’s Current Report on Form 8-K dated March 21, 2011, and hereby incorporated herein by reference)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2011

Signature:	THE CHARLES SCHWAB CORPORATION

	By:	/s/ Joseph R. Martinetto
Joseph R. Martinetto Executive Vice President and Chief Financial Officer

SCHEDULE I

The Charles Schwab Corporation

Directors and Executive Officers

Except as indicated below, each person’s business address is c/o The Charles Schwab Corporation, 211 Main Street, San Francisco, CA 94105, and each such person is a United States citizen.

Name	Present Principal Occupation

Directors

Charles R. Schwab	Chairman of the Board

Nancy H. Bechtle	Chairman and Director, Sugar Bowl Ski Corporation and Presidio Trust

Walter W. Bettinger II	President and Chief Executive Officer

C. Preston Butcher	Chairman and CEO, Legacy Partners; Chairman, CEO and Director, KBS Legacy Partners Apartment REIT, Inc.; Director, Northstar Realty Finance Corp.

Frank C. Herringer	Chairman, Transamerica Corporation; Director, AEGON U.S. Corporation, Amgen Inc., Safeway, Inc. and Cardax Pharmaceuticals

Stephen T. McLin	Chairman and CEO, STM Holdings LLC; Advisory Director, Headwaters MB and Financial Technology Ventures

Arun Sarin	Senior Advisor, Kohlberg Kravis & Roberts; Director, Cisco Systems, Inc. and Safeway, Inc.

Paula A. Sneed	Chairman and CEO, Phelps Prescott Group, LLC; Director, Airgas, Inc. and Tyco Electronics

Roger O. Walther	Chairman and CEO, Tusker Corporation

Robert N. Wilson	Chairman, Still River Systems; Director, Hess Corporation and Synta Pharmaceuticals Corporation

Executive Officers

Charles R. Schwab	Chairman of the Board

Walter W. Bettinger II	President and Chief Executive Officer

Jay L. Allen	Executive Vice President – Human Resources and Employee Services

Benjamin L. Brigeman	Executive Vice President – Investor Services

John S. Clendening	Executive Vice President – Shared Strategic Services

Carrie E. Dwyer	Executive Vice President, General Counsel and Corporate Secretary

Joseph R. Martinetto	Executive Vice President and Chief Financial Officer

James D. McCool	Executive Vice President – Institutional Services

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

1.	Agreement and Plan of Merger, dated as of March 18, 2011, by and among The Charles Schwab Corporation, Neon Acquisition Corp. and optionsXpress Holdings, Inc. (incorporated by reference to Exhibit 2.1 to The Charles Schwab Corporation’s Current Report on Form 8-K dated March 21, 2011, and hereby incorporated herein by reference)

2.	Voting Agreement, dated as of March 18, 2011, by and among The Charles Schwab Corporation, G-Bar Limited Partnership, JG 2002 Delta Trust and optionsXpress Holdings, Inc. (incorporated by reference to Exhibit 10.1 to The Charles Schwab Corporation’s Current Report on Form 8-K dated March 21, 2011, and hereby incorporated herein by reference)